UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Board Committee Chair Succession dated 29 September 2026

Exhibit No. 1

NatWest Group plc

Board Committee Chair Succession

NatWest Group plc ('NWG') announces that Roisin Donnelly will succeed Lena Wilson as Chair of the Group Performance and Remuneration Committee with effect from 1 October 2026.

Rick Haythornthwaite, Chair of NWG, said:

"I would like to thank Lena for her strong leadership during her time as Chair of the Group Performance and Remuneration Committee.  I am delighted that Roisin will succeed Lena as Chair of the Committee. Roisin brings extensive Board and remuneration experience and is well placed to lead the Committee's work going forward."

There are no further matters requiring disclosure under Listing Rule 6.4.6R.

For further information contact:
NatWest Group Investor Relations:
Claire Kane
Director of Investor Relations
+44 (0) 20 7672 1758

NatWest Group Media Relations:
+44 (0) 131 523 4205

LEI: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	30 September 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary